UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46005L101
(CUSIP Number)

9480 S.  Dixie Hwy
Miami, FL  33156
Attn: Robert Lisy
Chief Executive Officer and President
(305) 671-8000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,805,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,805,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,805,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 3,805,826 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital, LLC (“Stella Point Capital”) is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,805,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,805,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,805,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 3,805,826 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stella Point Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,805,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,805,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,805,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 3,805,826 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Adam Godfrey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,805,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,805,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,805,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 3,805,826 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Justin Wender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,805,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,805,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,805,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 3,805,826 shares of Common Stock shares held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Justin Wender and Adam Godfrey are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Justin Wender and Adam Godfrey may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex Representative LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,805,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,805,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,805,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 3,805,826 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex Representative LLC is a party to the Shareholders Agreement as an Intermex Representative (as defined in the Shareholders Agreement) and may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hawk Time Enterprises LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,071,011(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,071,011(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,071,011(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time Enterprises LLC (“Hawk Time”), (ii) 1,037,529 shares of Common Stock held by Robert Lisy Family Revocable Living Trust, Robert W. Lisy, Trustee (the “Lisy Trust”) and (iii) 594,951 shares of Common Stock held of record by Robert Lisy (consisting of 594,951 shares of Common Stock subject to options exercisable within 60 days of the date hereof). Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lisy Family Revocable Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,071,011(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,071,011(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,071,011(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, (ii) 1,037,529 shares of Common Stock held by the Lisy Trust and (iii) 594,951 shares of Common Stock held of record by Robert Lisy (consisting of 594,951 shares of Common Stock subject to options exercisable within 60 days of the date hereof).  Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lisy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,071,011(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,071,011(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,071,011(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, (ii) 1,037,529 shares of Common Stock held by the Lisy Trust and (iii) 594,951 shares of Common Stock held of record by Robert Lisy (consisting of 594,951 shares of Common Stock subject to options exercisable within 60 days of the date hereof).  Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FinTech Investor Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cohen Sponsor Interests II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hepco Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
80,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
80,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 80,000 shares of Common Stock held of record by Hepco Family Trust.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Swarthmore Trust of 2016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
154,612(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
154,612(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
154,612(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 154,612 shares of Common Stock held of record by Swarthmore Trust of 2016.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

 CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amanda Abrams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 20,000 shares of Common Stock held of record by Ms. Abrams.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

 CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C.A.R. Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
265,765(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
265,765(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,765(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 265,765 shares of Common Stock held of record by C.A.R. Holdings, LLC.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Azcarate

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
328,921(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
328,921(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
328,921(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 328,921 shares of Common Stock held of record by Mr. Azcarate (including 87,500 shares of Common Stock subject to options exercisable within 60 days of the date hereof).
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Darrell Ebbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
255,679(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
255,679(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,679(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 255,679 shares of Common Stock held of record by Mr. Ebbert.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jose Perez-Villarreal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
169,726(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
169,726(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
169,726(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 169,726 shares of Common Stock held of record by Mr. Perez-Villarreal (including 65,000 shares of Common Stock subject to options exercisable within 60 days of the date hereof).
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William Velez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
168,968(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
168,968(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
168,968(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 168,968 shares of Common Stock held of record by Mr. Velez.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randall Nilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
285,922(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
285,922(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
285,922(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 285,922 shares of Common Stock held of record by Mr. Nilsen (including 115,000 shares of Common Stock subject to options exercisable within 60 days of the date hereof).
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeremy Kuiper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,255(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,255(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,255(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 18,255 shares of Common Stock held of record by Mr. Kuiper.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shami Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,927(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,927(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,927(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 13,927 shares of Common Stock held of record by Mr. Patel.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plamen Mitrikov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,793(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
26,793(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,793(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 26,793 shares of Common Stock held of record by Mr. Mitrikov.
(2)	Based on information provided by the Issuer as of September 23 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Solomon Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents 10,000 shares of Common Stock held of record by Solomon Cohen.
(2)	Based on information provided by the Issuer as of September 23, 2020, reflecting 38,059,169 shares of Common Stock of the Issuer issued and outstanding as of such date.

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.0001 per share of International Money Express, Inc. (f/k/a FinTech Acquisition Corp. II) (the “Issuer”). This Amendment amends the Original Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2018 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on September 16, 2019 (“Amendment No. 2”) by SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC,  a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey, Justin Wender, FinTech LLC, a Delaware limited liability company, DGC Family FinTech Trust, a Florida trust, Cohen Sponsor Interests II, LLC, a Delaware limited liability company, Cohen and Company, LLC, a Delaware limited liability company, Hawk Time Enterprises LLC, a Delaware limited liability company, Robert Lisy Family Revocable Living Trust, a Florida trust, Robert Lisy, Daniel Cohen, Hepco Family Trust, a New York trust, Betsy Cohen, Swarthmore Trust of 2016, a Pennsylvania trust, James J. McEntee, III, C.A.R. Holdings, LLC, a Delaware limited liability company, Darrell Ebbert, Jose Perez-Villarreal, Eduardo Azcarate, Randall Nilsen, William Velez, Jeremy Kuiper, Shami Patel, Plamen Mitrikov and Solomon Cohen, and in the case of Amendment No. 1 and Amendment No. 2, also by Amanda Abrams.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1 and/or Amendment No. 2.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed on behalf of SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC,  a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey, Justin Wender, FinTech LLC, a Delaware limited liability company, Cohen Sponsor Interests II, LLC, a Delaware limited liability company, Hawk Time Enterprises LLC, a Delaware limited liability company, Robert Lisy Family Revocable Living Trust, a Florida trust, Robert Lisy,  Hepco Family Trust, a New York trust, Swarthmore Trust of 2016, a Pennsylvania trust, C.A.R. Holdings, LLC, a Delaware limited liability company, Darrell Ebbert, Jose Perez-Villarreal, Eduardo Azcarate, Randall Nilsen, William Velez, Jeremy Kuiper, Shami Patel, Plamen Mitrikov, Solomon Cohen and Amanda Abrams. Each of the foregoing is referred to as a “Reporting Person” in this statement.

As a result of the Shareholders Agreement, dated as of July 26, 2018, among the Issuer, SPC Intermex, certain of the Intermex legacy stockholders, and certain of FinTech’s original stockholders (as amended by the Shareholders Agreement Amendment, dated as of December 12, 2018, and as amended, supplemented or amended and restated from time to time, the “Shareholders Agreement”) the Reporting Persons could have been deemed to constitute a “group” within the meaning of rule 13d-5(b) under the Act. The Shareholders Agreement included a covenant obligating all parties thereto to jointly file this statement and any necessary amendments hereto.

On October 5, 2020, the Company, FinTech Investor Holdings II and SPC Intermex entered into a shareholders agreement waiver (the “Shareholders Agreement Waiver”), pursuant to which the obligation of each Reporting Person (other than SPC Intermex) to vote to elect and/or maintain in office as members of the Issuer’s board of directors the individuals nominated by SPC Representative was irrevocably and permanently waived.  As a result of the Shareholders Agreement Waiver, each of the Reporting Persons other than SPC Intermex, LP, SPC Intermex Representative LLC, SPC Intermex GP, LLC, Stella Point Capital, LLC, Adam Godfrey and Justin Wender have ceased to be Reporting Persons, which change in status is hereby reported upon the filing of this Amendment No. 3. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

In addition, the following persons are identified pursuant to Instruction C of Schedule 13D: Justin Wender and Adam Godfrey are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP. The sole member of SPC Intermex Representative LLC is SPC Intermex, LP.  Each of the foregoing is referred to as an “Instruction C Person” in this statement.

(c) The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above. In addition, Adam Godfrey and Justin Wender are directors of the Issuer.

(d) and (e) None of the Reporting Persons or Instruction C Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Reporting Person that is not a natural person is set forth in (a) above. Each Reporting Person who is a natural person and each Instruction C Person is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On October 5, 2020, pursuant to an underwritten public offering (the “Offering”), certain selling stockholders of the Issuer (the “Selling Stockholders”) sold an aggregate of 4,925,000 shares of Common Stock at a price to the public of $13.50 per share, of which SPC Intermex, LP sold 4,500,000 shares of Common Stock; and Robert Lisy Family Revocable Living Trust sold 125,000 shares of Common Stock.

Other than as described above, each of the Reporting Persons reports that neither he, she or it nor, to his, her or its knowledge, any of the Instruction C Persons, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Original Schedule 13D, Amendment No.1, Amendment No.2 and this Amendment No. 3 is incorporated herein by reference.

(c) Transactions in shares of Common Stock by the Reporting Persons during the 60 days prior to the filing of this Amendment No. 3 to Schedule 13D are as follows:

(1)
Broker sales for the Robert Lisy Family Revocable Living Trust Sales were made pursuant to a 10b5-1 plan adopted by the Reporting Person as part of such Reporting Person’s financial planning to diversify their investments, as follows:

Date	Shares	Price
08/19/2020	19,069	$17.66(a)
08/20/2020	17,799	$17.90(b)
08/21/2020	35,197	$17.99(c)
08/24/2020	23,375	$17.557
08/25/2020	4,560	$17.709

(a) This transaction was executed in multiple trades at prices ranging from $17.46 to $17.82. The price reported above reflects the weighted average sale price.

(b) This transaction was executed in multiple trades at prices ranging from $17.46 to $18.20. The price reported above reflects the weighted average sale price.

(c) This transaction was executed in multiple trades at prices ranging from $17.79 to $18.38. The price reported above reflects the weighted average sale price.

(2)
Broker sales for Jose Perez-Villarreal were made as part of the Reporting Person’s financial planning to diversify their investments, and for the sales made on August 14, 2020, pursuant to a 10b5-1 plan adopted by the Reporting Person, as follows:

Date	Shares	Price
08/10/2020	25,000	$17.392
08/11/2020	25,000	$17.084
08/12/2020	25,000	$16.999
08/13/2020	25,000	$16.758
08/14/2020	20,000	$16.798
08/14/2020	10,000	$17.75
08/14/2020	10,000	$18.00
08/14/2020	1,476	$18.25

(3)	On August 17, 2020, Amanda Abrams sold 4,046 shares of Common Stock for $17.90 per share.
(4)
On October 5, 2020, pursuant to the Offering, the Selling Stockholders sold an aggregate of 4,925,000 shares of Common Stock at a price to the public of $13.50 per share, of which SPC Intermex, LP sold 4,500,000 shares of Common Stock; and Robert Lisy Family Revocable Living Trust sold 125,000 shares of Common Stock, in each case, for a consideration of $12.7575 per share (which represents the offering price of $13.50 per share to the public less the underwriting discount of $0.7425 per share).

Except for the transactions described herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)  To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Shareholders Agreement Waiver

On October 5, 2020, the Company, FinTech Investor Holdings II and SPC Intermex entered into the Shareholders Agreement Waiver, pursuant to which the obligation of each Reporting Person (other than SPC Intermex) to vote to elect and/or maintain in office as members of the Issuer’s board of directors the individuals nominated by SPC Representative was irrevocably and permanently waived.  As a result of the Shareholders Agreement Waiver, each of the Reporting Persons other than SPC Intermex, LP, SPC Intermex Representative LLC, SPC Intermex GP, LLC, Stella Point Capital, LLC, Adam Godfrey and Justin Wender have ceased to be Reporting Persons.

Underwriters Lock-Up

In connection with the Offering, subject to certain exceptions, the Issuer and certain Reporting Persons have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of Common Stock without the consent of Credit Suisse Securities (USA) LLC for a period of 75 days from September 30,2020. When the applicable lock-up periods expire, subject to the applicable securities laws and availability of exemptions to registration requirements, such Reporting Persons will be able to sell shares in the public market.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

SPC INTERMEX, LP

By:	SPC Intermex GP, LLC, its General Partner

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

SPC INTERMEX GP, LLC

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/ Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

STELLA POINT CAPITAL, LLC

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/ Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

SPC INTERMEX REPRESENTATIVE LLC

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/ Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

HAWK TIME ENTERPRISES LLC

By:	/s/ Robert Lisy
	Name:	Robert Lisy
	Title:	Manager

ROBERT LISY FAMILY REVOCABLE LIVING TRUST

By:	/s/ Robert Lisy
	Name:	Robert Lisy
	Title:	Trustee

/s/ Robert Lisy
Robert Lisy

/s/ Adam Godfrey
Adam Godfrey

/s/ Justin Wender
Justin Wender

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Darrell Ebbert

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Jose Perez-Villarreal

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Eduardo Azcarate

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for William Velez

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Randall Nilsen

C.A.R HOLDINGS, LLC

By:	/s/ Tony Lauro II
	Name:	Tony Lauro II
	Title:	Attorney-in-Fact for Cesar Rincon, Manager

SWARTHMORE TRUST OF 2016

By:	/s/ Richard Maiocco
	Name:	Richard Maiocco
	Title	Trustee

FINTECH INVESTOR HOLDINGS II, LLC

By:	/s/ Amanda Abrams
	Name:	Amanda Abrams
	Title:	Manager

COHEN SPONSOR INTERESTS II, LLC

By:	/s/ Amanda Abrams
	Name:	Amanda Abrams
	Title:	Manager

HEPCO FAMILY TRUST

By:	/s/ Jonathan Cohen
	Name:	Jonathan Cohen
	Title:	Trustee

/s/ Jeremy Kuiper
Jeremy Kuiper

/s/ Shami Patel
Shami Patel

/s/ Plamen Mitrikov
Plamen Mitrikov

/s/ Solomon Cohen
Solomon Cohen

/s/ Amanda Abrams
Amanda Abrams